Exhibit 9.2

VOTING AGREEMENT

August 25, 2006

IGT

9295 Prototype Drive

Reno, Nevada 89521

Re:	Agreement of Principal Shareholders Concerning Transfer and Voting of Shares of Venture Catalyst Incorporated

I understand that you and Venture Catalyst Incorporated (the “Company”), of which the undersigned is a significant shareholder, are prepared to enter into an agreement for the merger of a wholly-owned subsidiary (“Merger Sub”) of you with and into the Company (the “Merger”), but that you have conditioned your willingness to proceed with such agreement (the “Agreement”) upon your receipt from me of assurances satisfactory to you of my support of and commitment to the Merger. I am familiar with the Agreement and the terms and conditions of the Merger. Terms used but not otherwise defined herein shall have the same meanings as are given them in the Agreement. In order to evidence such commitment and to induce you to enter into the Agreement, I hereby represent and warrant to you and agree with you as follows:

1. Voting; Irrevocable Proxy. I will vote or cause to be voted all shares of capital stock of the Company owned of record or beneficially owned or held in any capacity by me or under my control, by proxy or otherwise, in favor of the Merger and other transactions provided for in or contemplated by the Agreement and against any inconsistent proposals or transactions. I hereby revoke any other proxy granted by me and irrevocably appoint Thomas J. Matthews and David D. Johnson, or either of them acting alone, during the term of this letter agreement, as proxy for and on behalf of me to vote (including, without limitation, the taking of action by written consent) such shares, for me and in my name, place and stead for the matters and in the manner contemplated by this Section 1. This proxy is coupled with an interest and is irrevocable for the maximum period permitted under applicable law.

2. Ownership. As of the date hereof, my only ownership of, or interest in, equity securities of the Company, including proxies granted to me, consists solely of the interests described in Schedule 1 attached hereto (collectively, the “Shares”).

3. Restriction on Transfer. I will not sell, transfer, pledge or otherwise dispose of any of the Shares, any other shares acquired by me upon exercise of stock options held by me as of the date hereof (“Stock Options”) or any interest therein (including the granting of a proxy to any person) or agree to sell, transfer, pledge or otherwise dispose of any of the Shares, Stock Options or any interest therein prior to the Merger, without your express written consent. Any transferee of the Shares must, as a condition to receipt of such Shares, agree to bound by the terms hereof, in a form satisfactory to you.

4. No Solicitation. From the date hereof until the termination hereof, I will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Takeover Proposal or (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to the Company to, or otherwise assist, facilitate or encourage, any person (other than Parent and Merger Sub) that may be considering making, or has made, a Takeover Proposal. I will notify Parent and Merger Sub within 24 hours after receipt by me of any Takeover Proposal or any indication that any such third party is considering making a Takeover Proposal or any request for nonpublic information relating to the Company or for access to the properties, books or records of the Company by any such third party that may be considering making, or has made, a Takeover Proposal and will keep Parent fully informed of the status and details of any such Takeover Proposal, indication or request. The foregoing provisions of this Section 4 shall not be construed to limit actions taken, or to require actions to be taken, by me that are required or restricted by my fiduciary duties or my employment duties, or permitted by the Agreement, and that, in each case, are undertaken solely in my capacity as a director or officer of the Company.

5. Effective Date; Succession; Remedies; Termination. Upon your acceptance and execution of the Agreement, this letter agreement shall mutually bind and benefit you and me, any of our heirs, successors and assigns and any of your successors. You will not assign the benefit of this letter agreement other than to a wholly owned subsidiary. I agree that in light of the inadequacy of damages as a remedy, specific performance shall be available to you, in addition to any other remedies you may have for the violation of this letter agreement. This letter agreement shall terminate on the earlier of (a) 180 days after the date hereof, or such later date, if any, to which Parent or the Company extend the date specified in Section 7.1(e) of the Agreement and (b) upon termination of the Agreement by the Company pursuant to Section 7.1(h) of the Agreement.

6. Nature of Holdings; Shares. All references herein to my holdings of the Shares shall be deemed to include Shares held or controlled by me, individually, jointly, or in any other capacity, and shall extend to any securities issued to me in respect of the Shares.

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GREG SHAY

/s/ GREG SHAY

AGREED:

IGT, a Nevada corporation

By:	/s/ THOMAS J. MATTHEWS
Name:	Thomas J. Matthews
Its:	President

S-1	Shay Voting Agreement

SCHEDULE 1

Class	Number of Shares	Record Owner	Beneficial Owner	Proxy Holder
Common	30,000	Greg Shay	N/A	N/A

Schedule 1